

07008762

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-45411

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC Dain Rauscher Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Dain Rauscher Plaza
60 South Sixth Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)



MAIL PROCESSING
RECEIVED
DEC 31 2007
SECTION
185

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Deborah J. Kermeen (612) 371-7995
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

120 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AFFIRMATION

I, Deborah J. Kermeen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Tamarack Distributors, Inc. and Subsidiary for the year ended October 31, 2007, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Deborah J. Kermeen
Chief Financial Officer

Subscribed to before me this day of December 21, 2007


SHIRLEY CAMERON
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 01/31/2012



Notary Public


SEC MAIL PROCESSING
DEC 3 1 2007
WASH., D.C.
185
SECTION

RBC Dain Rauscher Inc.

(SEC I.D. No. 8-45411)

Consolidated Statement of Financial Condition and
Supplemental Schedules as of October 31, 2007,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
RBC Dain Rauscher Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial condition of RBC Dain Rauscher Inc. and subsidiaries (the "Company") as of October 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statement presents fairly, in all material respects, the financial position of RBC Dain Rauscher Inc. and subsidiaries at October 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The supplemental schedules on pages 18, 19, and 20 are presented for purposes of additional analysis and are not a required part of the basic consolidated statement of financial condition, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated statement of financial condition taken as a whole.

Deloitte + Touche LLP

December 19, 2007

RBC DAIN RAUSCHER INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 31, 2007 (In thousands, except share and per share information)

ASSETS

Cash and cash equivalents (Note 2)	$ 106,152
Cash segregated under federal and other regulations (Note 10)	156,000
Receivable from customers (Note 2)	1,236,666
Receivable from brokers, dealers, and clearing organizations (Note 3)	1,149,557
Receivable from Parent and affiliates (Note 13)	43,751
Securities borrowed (Note 2)	678,166
Securities purchased under agreements to resell (Note 2)	79,973
Trading securities owned — at market value (Notes 2 and 4)	3,871,549
Equipment and leasehold improvements — net (Notes 2 and 5)	93,386
Other receivables (Note 2)	354,188
Deferred income taxes (Notes 2 and 16)	109,422
Goodwill (Note 2)	152,723
Other assets (Notes 6 and 15)	304,135
TOTAL	$8,335,668

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Short-term borrowings (Note 7)	$ 850,000
Short-term borrowings from affiliate (Note 7)	500,000
Drafts payable	112,488
Payable to customers (Note 2)	951,311
Payable to brokers, dealers, and clearing organizations (Note 3)	108,631
Payable to Parent and affiliates (Note 13)	38,692
Securities loaned (Note 2)	785,619
Securities sold under repurchase agreements (Note 2)	997,290
Trading securities sold, but not yet purchased — at market value (Notes 2 and 4)	1,147,739
Accrued compensation	551,758
Income taxes payable (Notes 2 and 16)	68,469
Long-term borrowings from affiliate (Note 8)	600,000
Other accrued expenses	153,822
	6,865,819
Liabilities subordinated to claims of general creditors (Note 9)	465,000
Total liabilities	7,330,819
SHAREHOLDER'S EQUITY:	
Common stock ($.125 par value, 100,000 share authorized, issued and outstanding)	13
Additional paid-in capital	528,954
Retained earnings	475,882
Total shareholder's equity	1,004,849
TOTAL	$8,335,668

See notes to consolidated statement of financial condition.

1. OWNERSHIP AND NATURE OF BUSINESS

RBC Dain Rauscher Inc. and subsidiaries (the "Company") is a registered broker-dealer in securities and an introducing futures commission merchant. The Company is a member firm of the New York Stock Exchange, Inc. (NYSE) and other securities and commodities exchanges. The Company is a wholly owned subsidiary of RBC Dain Rauscher Corp. (the "Parent"). The Parent is ultimately owned by Royal Bank of Canada (RBC). The Company offers full-service brokerage and investment banking services to individual, institutional, corporate, and governmental clients. Additionally, the Company conducts principal trading, primarily in municipal bonds and other fixed income securities. The Company also provides asset management services for its customers and clearing services to correspondent firms introduced through its RBC Dain Correspondent Services (RBC DCS) division. The Company carries all customer accounts of the correspondent brokers and extends margin credit to these customers. The consolidated financial statements include the Company and two wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

In June 2007, the Company acquired Seasongood & Mayer, LLC ("Seasongood") and its wholly owned subsidiary, Seasongood Asset Management, LLC (SAM), for approximately $44.5 million. Seasongood was a registered broker-dealer specializing in public finance. Seasongood was merged into the Company subsequent to the acquisition. The Company has preliminarily recorded goodwill of $33.7 million and a customer relationship intangible asset of $4.2 million, which will be amortized over its estimated useful life of ten years using the straight-line basis. Adjustments, if any, will be made within one year of the acquisition date. SAM was a registered investment advisor that focused on managing the investment assets of school districts and other government agencies. Immediately subsequent to the acquisition, the Company distributed its ownership interest in SAM, with a net book value of approximately $3.4 million, to the Parent. Due to the nature of the acquisition, pro-forma information is not required.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

Securities Transactions — The Company records its profits on principal and agency transactions and the related commission revenue and expense on a settlement date basis, except for transactions that are hedged with derivative instruments, which are recorded on a trade date basis (see Note 12). This accounting is not materially different than if transactions were recorded on a trade date basis.

Trading securities owned and trading securities sold, but not yet purchased, including derivative financial instruments, are recorded on a trade date basis and are stated at market value. The Company marks securities to market and includes resulting unrealized gains and losses in revenue from principal transactions. The Company determines market value by using public market quotations, quoted prices from dealers, or recent market transactions, depending upon the underlying security.

The Company also has venture capital investments in securities that are currently nonmarketable. These securities, which are accounted for at estimated fair value, are included in other assets. Management has

determined that, when the investments remain restricted, cost generally approximates fair value and when the restrictions expire on these investments or they are otherwise readily marketable, the Company uses public market quotations or determines fair value through an analysis of financial statements or other sources of financial data. At October 31, 2007, the fair value of these equity instruments and venture capital investments was $11.3 million included in other assets on the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. The Company or its counterparties may terminate these transactions on short notice. Securities borrowed transactions require the Company to deposit cash as collateral with the lender. With respect to securities loaned, the Company receives cash as collateral. The initial collateral advanced or received has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, if necessary.

Resale and Repurchase Transactions — Securities sold under repurchase agreements or purchased under agreements to resell (resale agreements) are accounted for as collateralized financing transactions. The Company records these agreements at the contract amount at which the securities will subsequently be resold or reacquired, plus accrued interest. These agreements provide for termination by the Company or its counterparties on short notice. It is the Company's policy to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company may pledge its financial instruments owned to collateralize repurchase agreements, securities lending agreements, and other securities financing transactions. Pledged securities that can be resold or repledged by the secured party are included in trading securities owned in the consolidated statement of financial condition. As of October 31, 2007, the settlement date fair value of pledged securities was $1.02 billion. Additionally, there may be financial instruments owned by the Company that have been loaned or pledged to counterparties, where those parties do not have the right to sell or repledge the collateral. As of October 31, 2007, the settlement date fair value of securities pledged under these arrangements was $835.7 million. The Company enters into resale agreements and repurchase agreements to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations. The Company receives collateral in the form of securities in connection with resale agreements. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions, or for the delivery to counterparties to cover short positions. At October 31, 2007, the settlement date fair value of securities received as collateral, where the Company is permitted to sell or repledge the securities, was $78.4 million, and the settlement date fair value of the portion that has been sold or repledged was $56.1 million.

Asset Management Fees — Asset management fees are calculated and billed to clients quarterly in advance based on assets under management at the beginning of the quarter. Fee revenue is recognized equally throughout the quarter. These revenues are determined in accordance with contracts between the Company and retail and institutional clients to which the Company provides fee-based brokerage and investment advisory services.

The Company also receives fees from an affiliate based on money market fund assets managed by the affiliate for the Company's clients. The fees are calculated based on average assets under management for each month and are recorded monthly by the Company.

Investment Banking and Underwriting Revenue — Fixed income underwriting and management fees and the related selling concessions are recorded when the transaction is complete and the Company's revenue is reasonably determinable. Financial advisory fees are recorded when earned and determinable, which is as services are provided. Equity selling concessions are recorded when the transaction is complete and the Company's revenue is reasonably determinable.

Receivable From and Payable to Customers — Amounts receivable from customers are primarily related to margin balances. Other customer receivables and payables result from cash transactions. The Company does not include in its consolidated statement of financial condition the securities owned by customers or the securities sold short by customers.

Other Receivables — Included in other receivables are forgivable loans made to financial consultants and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the term of the loan, which is generally two to ten years, using the straight-line method.

Depreciation and Amortization — Furniture and equipment are depreciated using the straight-line method over estimated useful lives of two to eight years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease. Construction in process is not depreciated until the project is complete, at which time the amounts are transferred into the appropriate classification of furniture and equipment or leasehold improvements.

Goodwill and Other Intangible Assets — Goodwill is primarily related to the 2007 acquisition of Seasongood, the 2004 acquisition of William R. Hough & Co., and the 2003 acquisition of First Institutional Securities, LLC. Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, addresses the accounting and reporting for acquired goodwill and other intangible assets. Under the provisions of SFAS No. 142, intangible assets acquired in a business combination, which do not possess finite useful lives, will not be amortized into net income over an estimated useful life. However, these intangible assets will be tested for impairment at least annually based on specific guidance provided in SFAS No. 142.

Under SFAS No. 142, an indicator of impairment of goodwill results if the net book value of a reporting unit exceeds its estimated fair value. The Company performed its annual assessment as of July 31, 2007, and no impairment loss was recorded as a result of this test. Changes in the carrying amount of goodwill for the year ended October 31, 2007 were as follows (in thousands):

Balance — October 31, 2006	$ 118,976
Seasongood & Mayer, LLC acquisition	33,747
Balance — October 31, 2007	$ 152,723

Other intangible assets, which include customer relationship intangible assets, are recorded in other assets and amortized over their estimated useful lives of eight to ten years using the straight-line basis.

Income Taxes — The Company is included in the consolidated income tax returns filed by RBC's U.S.-based holding company, RBC Holdings (USA), Inc. ("RBC Holdings"). The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at each year-end, using the tax rate expected to exist when the temporary difference reverses.

Fair Value of Financial Instruments — Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value. The fair value of the Company's borrowings, if recalculated based on current interest rates, would not differ significantly from the amounts recorded at October 31, 2007.

Use of Estimates — The Company has made estimates and assumptions in reporting certain assets and liabilities (including trading securities, legal accruals, and goodwill impairment) and the disclosure of contingent liabilities in preparing these consolidated financial statements, and the reported amounts of revenues and expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Stock-Based Compensation — The Company accounts for certain stock-based compensation plans in accordance with SFAS No. 123(R), *Share-Based Payment.*

New Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective November 1, 2007, for the Company. Management believes the adoption of FIN 48 will not have a significant impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The provisions of SFAS No. 157 are effective November 1, 2008, for the Company. Management has not completed its assessment of the impact of the adoption of SFAS No. 157 to the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. The provisions of SFAS No. 159 are effective November 1, 2008 for the Company. Management has not completed its assessment of the impact of adoption of SFAS No. 159 to the Company's financial statements.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

The Company's receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2007, consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:	
Securities failed to deliver	$ 142,330
Clearing organizations, correspondent brokers, and other	1,007,227
	$1,149,557
Payable to brokers, dealers, and clearing organizations:	
Securities failed to receive	$ 69,233
Clearing organizations, correspondent brokers, and other	39,398
	$ 108,631

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company or its counterparties subsequent to settlement date.

4. TRADING SECURITIES

The market values of trading securities at October 31, 2007, are summarized as follows (in thousands):

Owned:	
Municipal securities	$ 1,429,479
U.S. government and government agency securities	1,314,414
Corporate fixed income and other securities	1,051,514
Certificates of deposit	70,044
Equity securities	6,098
	$ 3,871,549
Sold, but not yet purchased:	
U.S. government and government agency securities	$ 1,040,955
Corporate fixed income and other securities	106,784
	$ 1,147,739

Trading securities owned include $1.02 billion of securities, on a settlement date basis, primarily U.S. government, government agency, and municipal securities that were subject to repurchase agreements at October 31, 2007. The Company has entered into resale agreements for U.S. government and government agency securities with a settlement date market value of $78.4 million related to trading securities sold, but not yet purchased at October 31, 2007.

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company's equipment and leasehold improvements at October 31, 2007, consisted of the following (in thousands):

Furniture and equipment	$ 5,907
Computer equipment and software	9,708
Leasehold improvements	41,583
Construction in process	65,452
	122,650
Accumulated depreciation	(29,264)
Net equipment and leasehold improvements	$ 93,386

In 2008, the Company plans to migrate to a new technology platform, designed to streamline back-office processing, while enhancing productivity and client account management tools. As part of the technology conversion, the Company will replace its proprietary back-end core processing system with a new processing system outsourced to Broadridge Financial Solutions ("Broadridge"). Under the terms of its agreement with Broadridge, the Company may be required to make a contingent payment to Broadridge if certain project milestones are not met. Management does not believe this contingency will have a material adverse effect on the Company's consolidated financial condition or results of operations. Total costs of this project through October 31, 2007, including internal development costs, were $145.7 million, of which $62.9 million was capitalized. For the year ended October 31, 2007, the Company incurred $87.9 million of costs related to this project, of which $50.3 million was capitalized.

6. INTANGIBLE ASSETS

The Company's intangible assets at October 31, 2007, are included in other assets on the consolidated statement of financial condition and consisted of the following (in thousands):

Intangible assets	$ 16,456
Accumulated amortization	(4,758)
Net intangible assets	$ 11,698

7. SHORT-TERM BORROWINGS AND SHORT-TERM BORROWINGS FROM AFFILIATE

The Company has $1.5 billion in short-term (overnight) credit facilities with nonaffiliated banks. These facilities are used to manage short-term liquidity needs. As of October 31, 2007, there was $850 million outstanding under these facilities.

The Company has a $250 million short-term (overnight) credit facility with RBC. This facility is used to manage short-term liquidity needs. As of October 31, 2007, there was no outstanding balance under this facility.

The Company has a $500 million revolving credit agreement with RBC. The Company temporarily amended this facility from and including August 31, 2007 to and including September 30, 2007 by increasing the available amount to $970 million and further amended the facility from and including October 1, 2007 to and including October 31, 2007 by increasing the available amount to $1.47 billion. Loans under this facility are unsecured. As of October 31, 2007, there was $500 million outstanding

under this facility. Subsequent to October 31, 2007, the facility was amended to increase the available amount to $3.2 billion.

8. LONG-TERM BORROWINGS FROM AFFILIATE

The Company has a $600 million unsecured term loan agreement with RBUS2 LLC, an RBC affiliate. The unsecured loan matures on April 4, 2011, with no scheduled principal payments until maturity.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a five-year $240 million subordinated debt agreement with RB U.S. Finance LLC, an RBC affiliate. The subordinated debt matures October 31, 2010, with no scheduled principal payments until maturity.

The Company has a three-year $225 million subordinated debt agreement with RB U.S. Finance LLC. The subordinated debt matures May 31, 2009, with no scheduled principal payments until maturity.

The liabilities subordinated to claims of general creditors are covered by agreements approved by the NYSE and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements (see Note 10), they may not be repaid.

10. REGULATORY REQUIREMENTS

As a broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the Securities and Exchange Commission (SEC). The Rule is designed to measure the general financial position and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments to customers. The Rule provides for two methods of computing net capital (as defined). The Company uses what is known as the alternative method. Under this method, minimum net capital is defined as the greater of $1.5 million or 2% of aggregate debit items from customer transactions (as defined). In addition to the Rule, NYSE rules may also require a member organization to reduce its business if net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than 5% of aggregate debit items. Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NYSE, the Financial Industry Regulatory Authority, the SEC, and other regulatory bodies and may ultimately require its liquidation. The Company has at all times maintained its net capital above both SEC and NYSE required levels. At October 31, 2007, the Company had net capital of $489.1 million, or 31.92% of aggregate debit items, which was $458.5 million in excess of 2% of aggregate debit items and $412.5 million in excess of 5% of aggregate debit items. The Company is also subject to the minimum financial requirements of the Commodity Exchange Act (CEA). The Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts. Based on the Company's commodity activity, the CEA requirements are less restrictive than those of the SEC.

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At October 31, 2007, the Company had a balance of $142 million in the special reserve account.

The Company also computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). At October 31, 2007, the Company had a balance of $14 million in the PAIB special reserve account.

11. COMMITMENTS AND CONTINGENT LIABILITIES

Leases — The Company leases office space, furniture, and communications and information technology equipment under various noncancelable operating leases. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payment of real estate taxes, insurance, and other occupancy expenses. The Company also leases information technology equipment under a noncancelable capital lease.

Aggregate minimum rental commitments (net of noncancelable sublease agreements) as of October 31, 2007, are as follows (in thousands):

Years Ending October 31	Capital Leases	Operating Leases
2008	$2,007	$ 48,609
2009	1,435	41,662
2010	328	35,932
2011	110	29,112
2012	9	24,677
Thereafter		66,478
Total minimum lease payments	3,889	$246,470
Less amount representing interest	(215)	
Present value of minimum lease payments	$3,674	

Assets recorded under capital leases are included in equipment and leasehold improvements and consist of the following as of October 31, 2007 (in thousands):

Computer equipment	$ 7,861
Less accumulated amortization	(3,979)
Total	$ 3,882

Contingencies — The Company has reserves for certain contingencies, which are incidental to its business and includes items related to legal and income tax matters. Management believes that the resolution of these matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

Litigation — The Company is a defendant in various legal actions, suits, and proceedings before courts, arbitrators, and governmental agencies. Certain of these actions, including those described below, claim substantial damages and could have a material adverse effect on the Company's consolidated financial condition and/or consolidated results of operations should these matters not be resolved favorably. While the outcome of any litigation is uncertain, management believes, based in part upon consultation with legal counsel, that the resolution of all matters pending or threatened against the Company will not

have a material adverse effect on the Company's consolidated financial condition or consolidated results of operations.

The Company is involved in a consolidated class action suit related to initial public offerings where the Company participated as an underwriter. A sample of "focus" cases has been selected from the total claims brought within the consolidated class action. The focus cases are proceeding through discovery and litigation. On December 5, 2006, the Court of Appeals for the Second Circuit held that six focus cases in the litigation could not be certified as class actions. Management does not believe the impact of this matter will have a material adverse effect on the Company's consolidated financial condition and results of operations, although the amounts involved could be substantial.

Regulators at the state and federal level continue to investigate the manner in which mutual funds compensate broker-dealers in connection with the sale of the mutual funds' shares by the broker-dealer, as well as whether broker-dealers distributing the funds complied with the terms of the relevant prospectuses in selling shares in those funds. It is likely in the future that broker-dealers will be required to provide more disclosure to their clients with respect to such payments, and it is possible that such payments may be restricted. It is also possible that broker-dealers, including the Company, will be required to provide restitution to clients for any amounts, including, for example, sales charges, collected by broker-dealers contrary to the terms of the relevant mutual fund prospectus. During the fiscal year ended October 31, 2007, the Company was fined $250,000 by the National Association of Securities Dealers (NASD) for failing to have adequate supervisory systems and procedures to identify and credit eligible investors for the purchase of mutual fund shares at the net asset value (NAV), or without a front-end sales charge, pursuant to certain programs made available by some mutual funds. In addition, the Company consented to the entry of the NASD's findings, which ordered the Company to provide remediation in the amount of $6.8 million, plus interest, to eligible clients who qualified for, but did not receive, the benefit of available NAV transfer programs. In April 2007, the Company paid a total of $8.9 million, including interest, to eligible clients. Any further resultant action from the task force and regulatory studies concerning mutual funds, or required remedial efforts by the Company to address noncompliant sales or other practices, could negatively affect the Company's consolidated financial condition and results of operations.

12. OFF-BALANCE-SHEET RISK

The Company may enter into transactions involving derivative financial instruments. Derivative contracts are financial instruments such as a future, forward, swap, floor, collar, or option contract. Generally, a derivative represents a future commitment to purchase or sell a financial instrument at specific terms and dates or to exchange interest payment streams based on the contract or notional amount. These financial instruments may have market or credit risk, which is not reflected in the market values included on the consolidated statement of financial condition.

The Company has risk management policies that limit the size and risk of securities owned and securities sold, not yet purchased. These policies include a risk point methodology, which assigns risk points to certain inventories based on modified duration (adjusts all securities to a one-year maturity) and a value at risk methodology. The Company also monitors inventories for factors that include credit and concentration risk, contract length, and inventory age. These inventories are held primarily for distribution to individual and institutional clients in order to meet those clients' needs. The Company does not enter into derivative financial instruments with off-balance-sheet risk other than those described in this note. The Company utilizes these types of derivatives to manage risk exposure.

Market Risk — As part of its broker-dealer activities, the Company purchases and sells a variety of cash and derivative financial instruments in order to reduce exposure to market risk. Market risk includes changes in interest rates, currency exchange rates, indices, or value fluctuations in the underlying financial instruments. The Company's hedging strategy involves the purchase and sale of derivative financial instruments to offset market risk associated with other transactions. The Company regularly sells securities not yet purchased (short sales) for its own account, primarily to hedge fixed income trading securities. Short positions may expose the Company to market risk not recorded in the statement of financial condition in the event prices increase, as it may be obligated to acquire the securities at prevailing market prices.

The Company uses notional (contract) amounts to measure derivative activity. Notional amounts are not included in the Company's consolidated statement of financial condition, as these contract amounts are not actually paid or received. Notional amounts allow the Company to calculate the cash flows to be exchanged and its involvement in any particular type of financial instrument; however, these amounts are not indicative of overall market risk.

The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearing agents and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

Credit Risk — The notional amounts of derivative instruments also do not represent the Company's potential risk from counterparty nonperformance. The Company periodically offsets its market risk resultant from fixed income trading by entering into financial futures, swaps, or option contracts. Transactions in futures or option contracts are conducted through regulated exchanges, which guarantee performance of counterparties and are settled in cash on a daily basis, minimizing credit risk. Management believes that the Company's exposure to credit risk is represented by the fair value of trading securities owned, fails to deliver, and receivables from customers.

Customer Activities — In the normal course of business, the Company executes, settles, and finances customer securities transactions. Customers' securities activities are transacted on either a cash or margin basis. The Company may be required to borrow securities in order to meet settlement requirements from customer short sale activity. As part of these customer transactions, the Company also executes option and futures contracts. The risk with these transactions is that customers may fail to satisfy their obligations, requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

The Company mitigates risk by requiring customers to maintain margin collateral in compliance with both regulatory and internal guidelines. The Company monitors necessary margin levels daily and requires customers to either deposit additional collateral or reduce margin positions. Market declines could reduce the collateral value to below the amount the Company has loaned, plus interest, before the Company is able to sell the collateral. However, due to daily monitoring of valuations and the amount of collateral the Company requires, management believes this risk to be minimal.

Deferred Compensation Hedge — As further described in Note 15, the Company has entered into total return swaps to economically hedge its deferred compensation liabilities.

13. RELATED-PARTY TRANSACTIONS

The Company receives certain fees from an affiliated asset manager for sales of money market fund shares. Under an informal agreement, this affiliate compensates the Company based on a percentage of net assets of these money market funds.

The Company engages in activities with RBC and RBC affiliates, mainly RBCCM, RBUS LLC, RBUS2 LLC, and RB U.S. Finance LLC. The Company has entered into various debt agreements with RBC and RBC affiliates as disclosed in Notes 7, 8, and 9. The total amount outstanding under these debt agreements was $1.565 billion at October 31, 2007.

In the normal course of business, the Company enters into stock borrow and stock loan transactions with RBCCM. The contract value of these activities outstanding at October 31, 2007, totaled $166.2 million and $28.1 million, respectively. The Company also enters into resale and repurchase agreements with RBCCM. There were no outstanding resale transactions at October 31, 2007. Outstanding repurchase agreements at October 31, 2007 totaled $884.8 million.

In the normal course of business, the Company executes securities transactions with affiliated entities. At October 31, 2007, the Company had securities failed to deliver of $80.5 million and securities failed to receive of $51.6 million related to these transactions. These amounts are included in receivable from and payable to brokers, dealers, and clearing organizations on the statement of financial condition.

The Company enters into interest rate swap agreements with RBC in order to reduce the market risk related to its trading securities owned and trading securities sold, but not yet purchased (see Note 12). As of October 31, 2007, the Company had a net payable of $1.3 million to RBC related to these interest rate swap agreements, recorded in payable to brokers, dealers, and clearing organizations. The Company posted $3.0 million of cash collateral with RBC related to these agreements, which is included in receivable from brokers, dealers, and clearing organizations. The Company has also entered into total return swaps with an RBC affiliate (see Note 15).

The Company maintains an agreement with RBCCM for the execution and clearance of its commodity futures trading activity. As of October 31, 2007, the Company had a receivable of $4.0 million from RBCCM related to this activity. The Company also maintains an agreement with RBCCM under which the Company provides execution and clearance services for certain transactions of RBCCM. There were no amounts outstanding under this agreement as of October 31, 2007.

The Company provides services to, and pays for certain expenses of, affiliated entities, including occupancy, salaries, data processing, and other administrative costs for which it charges each respective entity.

The Company has an agreement with the Parent in which the Parent provides certain fixed assets and financing for the Company. The Parent allocates depreciation and interest expense to the Company.

The Company also has net receivables from the Parent and affiliates of $5.1 million as of October 31, 2007. The receivable is primarily related to the Company's management of cash balances, cash receipts, and cash distribution for the Parent and affiliates.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

14. EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution retirement plan available to substantially all full-time employees (the "Plan"). Participants may contribute, on a pretax basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least age 50 may make additional pretax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis. The Plan's year runs from January 1 to December 31.

The Company matches up to a maximum of 6% of the eligible pretax compensation, which is invested at the direction of the participants. Financial consultants are limited to a total company match of $1,500. An additional discretionary company contribution is credited in January for the prior plan year for eligible employees. Discretionary company contributions are made in the RBC Stock Fund, and up to 50% of the discretionary company contributions can be transferred to any other investment option offered in the Plan each year. Employees do not have to be participating in the Plan to receive the discretionary company contribution. Financial consultants and employees who are eligible for the Wealth Accumulation Plan are not eligible to receive the discretionary company contribution. The Company's policy is to fund plan costs currently.

15. DEFERRED COMPENSATION PLANS

The Company maintains a nonqualified deferred compensation plan for key employees under an arrangement called the Wealth Accumulation Plan. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC Share Account that tracks the value of RBC common shares. Certain deferrals may also be eligible for matching contributions by the Company. All matching contributions are allocated to the RBC Share Account. The fair value of matching contributions is based on quoted market prices. Other bonuses may also be paid into the plan. These deferrals and matching contributions vest over a period of zero to five years starting after the plan year.

In connection with its obligations under the Wealth Accumulation Plan, the Company has purchased shares of the various funds offered in the Plan. These investments, which had a market value of $239.0 million at October 31, 2007, are included in other assets. The Company also entered into a total return swap with an affiliate of RBC related to its RBC Share Account obligation under the Plan, which expires in March 2008. Under the swap agreement, the Company pays interest to the counterparty at a rate based on 30 day LIBOR, plus 0.02% on the notional value, as described in the swap agreement, in exchange for receiving the rate of return on RBC common stock on the notional value.

The Company maintains a Performance Deferred Share Plan to make certain awards to select key employees of the Company. Prior to December 2006, the awards consisted of RBC common shares that vest three years from the date of grant. The fair value of the awards is based on the quoted market price of the shares at the date of the grant. The grants are 50% fixed and 50% variable performance based awards. For the performance based award, the ultimate number of RBC common shares earned by the employee may be increased or decreased by 50% depending on RBC's total shareholder return compared to a peer group of North American financial institutions, as defined in the plan. In connection with the Performance Deferred Share Plan grants prior to December 2006, the Company holds the unvested RBC common shares as custodian for the employees. The Company records the awards as a liability over the vesting period and adjusts its liability to reflect changes in the fair value of the common shares. As of October 31, 2007, $9.9 million of RBC common shares were held by the Company and are recorded as other assets. Beginning in December 2006, the Company began making Performance Deferred Share Plan awards in the form of phantom shares. The fair value of the phantom shares is

based on the quoted market price of RBC common shares. Upon vesting, all amounts are paid to employees in cash based on the market value of the phantom shares. The remaining terms of these phantom share grants are consistent with the RBC common share grants discussed above. The Company entered into a total return swap with an affiliate of RBC related to its phantom share obligation under the Plan, which expires in December 2009. Under the swap agreement, the Company pays interest to the counterparty at a rate based on 90 day LIBOR, plus 0.02% on the notional value, as described in the swap agreement, in exchange for receiving the rate of return on RBC common stock on the notional value. Approximately 84,000 RBC common shares were granted during the year. At October 31, 2007, there were approximately 249,000 shares outstanding.

A summary of the status of the Company's nonvested shares as of October 31, 2007, and changes during the year ended October 31, 2007, is presented below:

Nonvested Shares	**Shares**	**Fair Value**
Nonvested — October 31, 2006	309,544	44.39
Granted	84,493	47.51
Vested	(123,599)	46.17
Forfeited	(21,867)	59.16
Nonvested — October 31, 2007	248,571	59.16

As of October 31, 2007, there was $5.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Performance Deferred Share Plan. That cost is expected to be recognized over a weighted-average period of 1.7 years. The share-based liabilities paid in cash during fiscal year 2007 were $1.4 million. The total fair value of shares vested during the year was $5.7 million.

The Company also maintains an Omnibus and Functional Unit Plan (FUP) to make certain awards to select key employees of the Company. The awards consist of RBC common shares that vest two to five years from the date of grant. The fair value of the awards is based on quoted market prices. Approximately 30,000 shares were granted during the year. At October 31, 2007, there were approximately 102,000 shares outstanding.

A summary of the status of the Company's nonvested shares in the Omnibus and FUP as of October 31, 2007, and changes during the year ended October 31, 2007, is presented below:

Nonvested Shares	**Shares**	**Fair Value**
Nonvested — October 31, 2006	82,684	44.39
Granted	30,426	47.58
Forfeited	(10,884)	59.16
Nonvested — October 31, 2007	102,226	59.16

As of October 31, 2007, there was $2.7 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Omnibus and FUP. That cost is expected to be recognized over a weighted-average period of 2.7 years. No liabilities were paid and no shares vested under these plans during the year.

16. INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by RBC Holdings. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. The Company's effective tax rate differs from the statutory federal rate primarily due to the sale of the Company's former Capital Markets (CM) business line to RBCCM, state taxes, and nontaxable municipal bond income.

On the basis of filing a separate income tax return, the sale of the Company's CM business line to RBCCM in February 2004 resulted in a taxable gain of $197.7 million and a deferred income tax liability of $74.6 million. For income tax purposes, the Company will recognize this deferred tax liability over a period of 15 years as RBCCM amortizes, for income tax purposes, the goodwill associated with this gain. The amortization will result in a current income tax payable to RBC Holdings. In accordance with the intercompany tax-sharing agreement, the Company, RBC Holdings, and RBCCM have agreed that the tax benefits related to RBCCM's amortization of the goodwill will flow through RBC Holdings to the Company as an offset to the current tax payable. The impact of this flow-through will be recorded by the Company as additional paid-in capital. For the year ended October 31, 2007, the Company amortized $5.0 million of the deferred tax liability. As of October 31, 2007, the remaining unamortized deferred tax liability related to the sale was $56.0 million. Since the Company and RBCCM are both included in the consolidated federal and most state income tax returns filed by RBC Holdings, there is no current or deferred income tax liability recorded in the consolidated financial statements of RBC relating to the sale of the Company's CM business line.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities relate primarily to the sale of the Company's CM business line to RBCCM, compensation accruals not currently deductible, reserves maintained for accounting purposes, and goodwill.

The Company has reviewed the components of its net deferred tax asset and has determined that it is more likely than not that the asset will be realized.

* * * * * *

SUPPLEMENTAL SCHEDULES

RBC DAIN RAUSCHER INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF OCTOBER 31, 2007
(In thousands)

NET CAPITAL:	
Total shareholder's equity	$ 1,004,849
Shareholder's equity not allowable for net capital	(3,473)
Total shareholder's equity qualified for net capital	1,001,376
ADDITIONS — Liabilities subordinated to claims of general creditors allowable in computation of net capital	465,000
Total capital and allowable subordinated liabilities	1,466,376
DEDUCTIONS AND OTHER CHARGES — Nonallowable assets:	
Loans and advances	172,910
Goodwill	152,723
Receivable from Parent and affiliates	47,047
Deferred income taxes	109,422
Equipment and leasehold improvements — net of accumulated depreciation	93,386
Other investments not readily marketable	25,935
Prepaid expenses	25,864
Underwriting receivables	5,621
Other receivables and other assets	30,768
Total nonallowable assets	663,676
CHARGES RELATING TO SECURITY ACCOUNTS:	
Haircuts on trading securities	301,816
Commodity futures contracts and spot commodities	2,455
Aged fails to deliver (286 items)	1,523
Aged transfers	3,734
Other	4,047
Total charges relating to security accounts	313,575
NET CAPITAL	489,125
MINIMUM NET CAPITAL REQUIRED (The greater of $1.5 million or 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934)	30,651
EXCESS NET CAPITAL	$ 458,474

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2007.

RBC DAIN RAUSCHER INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF OCTOBER 31, 2007 (In thousands)

CREDITS:	
Free credit balances and other credit balances in customers' security accounts	$ 1,069,092
Monies borrowed collateralized by customer securities	129,142
Monies payable against customers' securities loaned	195,910
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	76,564
Credit balances in firm accounts which are attributable to principal sales to customers	24,763
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	55
Market value of short securities count differences over seven business days old	498
Market value of short securities and credits in all suspense accounts over seven business days	4,123
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	3,734
Other	3,758
Total credits	1,507,639
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts, excluding unsecured and partly secured accounts and accounts doubtful of collection	1,206,995
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	81,629
Customers' securities failed to deliver not older than 30 calendar days (including debit balances in continuous net settlement accounts)	114,787
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	129,142
Aggregate debit items	1,532,553
Less 3% of aggregate debit items	(45,977)
Total debits	1,486,576
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ (21,063)
Total cash or qualified securities held in a "Special Reserve Bank Account" for the exclusive benefit of customers at October 31, 2007	$ 142,000

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2007.

RBC DAIN RAUSCHER INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF OCTOBER 31, 2007
(In thousands, except number of items)

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.

A. Market value	$ -
B. Number of items	-

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Market value	$ -
B. Number of items	-

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2007.



Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

December 19, 2007

RBC Dain Rauscher Inc.
60 South Sixth Street
Minneapolis, MN

In planning and performing our audit of the consolidated financial statements of RBC Dain Rauscher Inc. and subsidiaries (the "Company") as of and for the year ended October 31, 2007 (on which we issued our report dated December 19, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END